Eli Lilly and Company Lilly Corporate Center Indianapolis, IN 46285 U.S.A.

Phone: 317-276-2000

May 2, 2012

VIA EDGAR

Ms. Dana Hartz

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eli Lilly and Company

File Number 001-06351

Dear Ms. Hartz:

Pursuant to our conversation on April 26, 2012, we will provide you with our response no later than May 18, 2012.

If that is not acceptable timing, please let me know as soon as possible so I can adjust the timing.

I can be reached at 317-276-2024.

Sincerely,

ELI LILLY AND COMPANY

/s/ Arnold C. Hanish

Arnold C. Hanish

Vice President, Finance and

    Chief Accounting Officer

Answers That Matter.